SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1/


                            Heartland Partners, L.P.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                        Class A Limited Partnership Units
                         (Title of Class of Securities)



                                   422357 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                Michael A. Elrad
                              GEM Value Fund, L.P.
                            900 North Michigan Avenue
                                   Suite 1900
                             Chicago, Illinois 60611
                                 (312) 915-2864
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 17, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


-------------
         1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    GEM Value Fund, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                   (b) (X)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC, OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware

--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                 ---------------------------------------------------------------

NUMBER OF            8        SHARED VOTING POWER
SHARES                              123,045
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY             9        SOLE DISPOSITIVE POWER
EACH
REPORTING        ---------------------------------------------------------------
PERSON              10        SHARED DISPOSITIVE POWER
                                    123,045
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         123,045 Units
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.74%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN


                                                         Page 2 of 5 Pages

 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                            GEM Value Partners LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) (_)
                                                                (b) (X)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC, OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                              (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware

--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER

               -----------------------------------------------------------------

NUMBER OF         8        SHARED VOTING POWER
SHARES                     123,045
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING      -----------------------------------------------------------------
PERSON           10        SHARED DISPOSITIVE POWER
                           123,045

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         123,045 Units

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.74%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

                                                         Page 3 of 5 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting persons may be deemed to beneficially own 123,045 Units representing approximately 5.74% of the Units outstanding as of June 30, 2001 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Units which are owned directly by GEM.

         (c) In the past 60 days, GEM effected the following open market sales of Units:



                              Number of                       Average Price
Date                          Units Sold                        Per Unit
----                          ----------                      --------------

10/17/01                        18,151                          $16.70



















                                                         Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 26, 2001


                           GEM VALUE PARTNERS, L.P.
                           By: GEM Value Partners LLC
                               Its: General Partner

                               By:  /s/ Michael A. Elrad
                                   ------------------------------------------
                                   Michael A. Elrad, Executive Vice President


                           GEM VALUE PARTNERS LLC

                           By:  /s/  Michael A. Elrad
                                -------------------------------------------
                                Michael A. Elrad, Executive Vice President








                                                         Page 5 of 5 Pages